SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

58.COM INC.
(Name of Issuer)

Class A Ordinary Shares, par value $0.00001 per share
(Title of Class of Securities)

31680Q104**
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This CUSIP number applies to the issuer’s American Depositary Shares, each representing two Class A Ordinary Shares, par value $0.00001 per share. No CUSIP number has been assigned to the Class A Ordinary Shares.

(Continued on following pages)

Page 1 of 12 Pages

Exhibit Index Contained on Page 11

CUSIP NO. 31680Q104	13 G	Page 2 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BlueRun Ventures IV, L.P. (“BlueRun IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
11,126,264 shares, except that BRV Partners IV, L.P. (“BRV Partners IV”), the general partner of BlueRun IV, may be deemed to have sole power to vote these shares, BRV Partners IV, Ltd. (“BRV Partners IV GP”), the general partner of BRV Partners IV, may be deemed to have sole power to vote these shares, and John Malloy (“Malloy”) and Jonathan Ebinger (“Ebinger”), the directors of BRV Partners IV GP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
11,126,264 shares, except that BRV Partners IV, the general partner of BlueRun IV, may be deemed to have sole power to dispose of these shares, BRV Partners IV GP, the general partner of BRV Partners IV, may be deemed to have sole power to dispose of these shares, and Malloy and Ebinger, the directors of BRV Partners IV GP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,126,264
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 31680Q104	13 G	Page 3 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BRV Partners IV, L.P. (“BRV Partners IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
11,126,264 shares, owned directly by BlueRun IV. BRV Partners IV, the general partner of BlueRun IV, may be deemed to have sole power to vote these shares, BRV Partners IV GP, the general partner of BRV Partners IV, may be deemed to have sole power to vote these shares, and Malloy and Ebinger, the directors of BRV Partners IV GP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
11,126,264 shares, owned directly by BlueRun IV. BRV Partners IV, the general partner of BlueRun IV, may be deemed to have sole power to dispose of these shares, BRV Partners IV GP, the general partner of BRV Partners IV, may be deemed to have sole power to dispose of these shares, and Malloy and Ebinger, the directors of BRV Partners IV GP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,126,264
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 31680Q104	13 G	Page 4 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BRV Partners IV, Ltd. (“BRV Partners IV GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
11,126,264 shares, owned directly by BlueRun IV. BRV Partners IV GP, the general partner of BRV Partners IV, the general partner of BlueRun IV, may be deemed to have sole power to vote these shares, and Malloy and Ebinger, the directors of BRV Partners IV GP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
11,126,264 shares, owned directly by BlueRun IV. BRV Partners IV GP, the general partner of BRV Partners IV, the general partner of BlueRun IV, may be deemed to have sole power to dispose of these shares, and Malloy and Ebinger, the directors of BRV Partners IV GP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,126,264
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 31680Q104	13 G	Page 5 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John Malloy (“Malloy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		11,126,264 shares, owned directly by BlueRun IV. Malloy is a director of BRV Partners IV GP, the general partner of BRV Partners IV, the general partner of BlueRun IV, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		11,126,264 shares, owned directly by BlueRun IV. Malloy is a director of BRV Partners IV GP, the general partner of BRV Partners IV, the general partner of BlueRun IV, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,126,264
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 31680Q104	13 G	Page 6 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jonathan Ebinger (“Ebinger”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		11,126,264 shares, owned directly by BlueRun IV. Ebinger is a director of BRV Partners IV GP, the general partner of BRV Partners IV, the general partner of BlueRun IV, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		11,126,264 shares, owned directly by BlueRun IV. Ebinger is a director of BRV Partners IV GP, the general partner of BRV Partners IV, the general partner of BlueRun IV, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,126,264
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 31680Q104	13 G	Page 7 of 12

This Amendment No. 1 amends and restates in its entirety the Schedule 13G previously filed by BlueRun Ventures IV, L.P., a Cayman Islands exempted limited partnership (“BlueRun IV”), BRV Partners IV, L.P., a Cayman Islands exempted limited partnership (“BRV Partners IV”), BRV Partners IV, Ltd., a Cayman Islands exempted company (“BRV Partners IV GP”), and John Malloy (“Malloy”) and Jonathan Ebinger (“Ebinger”) (together with all prior and current amendments thereto, this “Schedule 13G”).

ITEM 1(A).	NAME OF ISSUER

58.COM INC.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

Block E, The North American International Business Center
Yi 108 Beiyuan Road, Chaoyang District,
Beijing 100101
People’s Republic of China

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is filed by BlueRun IV, BRV Partners IV, BRV Partners IV GP, and Malloy and Ebinger. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

BRV Partners IV is the general partner of BlueRun IV, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by BlueRun IV. BRV Partners IV GP is the general partner of BRV Partners IV, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by BlueRun IV. Malloy and Ebinger are directors of BRV Partners IV GP, and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by BlueRun IV.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

BlueRun Ventures IV, L.P.
BRV Partners IV, L.P.
BRV Partners IV, Ltd.
c/o Campbells Corporate Services Limited
Floor 4, Willow House, Cricket Square
Grant Cayman, Cayman Islands E9 KY1-1104

John Malloy
Jonathan Ebinger
c/o BRV Management Co., L.L.C.
545 Middlefield Road
Suite 250
Menlo Park, CA 94025

ITEM 2(C)	CITIZENSHIP

BlueRun IV and BRV Partners IV are Cayman Islands exempted limited partnerships. BRV Partners IV GP is a Cayman Islands exempted company. Malloy and Ebinger are United States citizens.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES

Class A Ordinary Shares, par value $0.00001 per share.

CUSIP NO. 31680Q104	13 G	Page 8 of 12

ITEM 2(E)	CUSIP NUMBER

31680Q104. This CUSIP number applies to the issuer’s American Depositary Shares, each representing two Class A Ordinary Shares, par value $0.00001 per share. No CUSIP has been assigned to the Class A Ordinary Shares.

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of Class A Ordinary Shares of the issuer by the persons filing this Statement is provided as of December 31, 2015.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of BlueRun IV and BRV Partners IV, and the memorandum and articles of association of BRV Partners IV GP, the general partner and limited partners or directors, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

CUSIP NO. 31680Q104	13 G	Page 9 of 12

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP NO. 31680Q104	13 G	Page 10 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2016	BlueRun Ventures IV, L.P.

By: BRV Partners IV, L.P.
Its: General Partner

By: BRV Partners IV, Ltd.
Its: General Partner

By:	/s/ Jonathan Ebinger
Jonathan Ebinger, Director

BRV Partners IV, L.P.

By: BRV Partners IV, Ltd.
Its: General Partner

By:	/s/ Jonathan Ebinger
Jonathan Ebinger, Director

BRV Partners IV, Ltd.

By:	/s/ Jonathan Ebinger
Jonathan Ebinger, Director

/s/ John Malloy
John Malloy

/s/ Jonathan Ebinger
Jonathan Ebinger

CUSIP NO. 848637104	13 G	Page 11 of 12

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Joint Filing Agreement	12

CUSIP NO. 848637104	13 G	Page 12 of 12

exhibit A

Joint Filing Agreement

The Reporting Persons hereby hereby agree that a single Schedule 13G (or any amendment thereto) relating to the American Depositary Shares of 58.COM INC. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Joint Filing Agreement are already on file with the appropriate agencies.